CORRESP VIA EDGAR SUMBISSION

April 21, 2009

Rolaine S. Bancroft

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.; Mail Stop 3561

Washington, DC  20549

Re:	Idearc Inc.
Form 10-K
Filed: March 12, 2009
File No. 001-32939

Dear Ms. Bancroft:

Idearc Inc. (the “Company”) is responding to your letter, dated April 6, 2009 (the “SEC Letter”), addressed to the Company’s Chief Executive Officer, Scott Klein, from the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”), regarding the SEC’s review of specified SEC filings of the Company as addressed therein.  Thank you for your review and comments.

As discussed with your office, on March 31, 2009, the Company and all of its domestic subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Bankruptcy Code (the “Chapter 11 Proceeding”).  The filing of the Chapter 11 Proceeding constituted an event of default under the Company’s senior secured credit facility (the “Secured Credit Facility”) as well as under the Company’s 8% senior unsecured notes due 2016.  The ability of the Company’s lenders to seek remedies to enforce their rights have been stayed and are subject to applicable bankruptcy rules and regulations.

As part of the Chapter 11 Proceeding and as previously publicly disclosed by the Company, under an agreement in principle with the agent bank and a steering committee of lenders to the Secured Credit Facility, the Company’s total debt will be reduced from approximately $9 billion to a pro forma level of $3 billion of new senior secured debt.  It is anticipated that the remainder of the Company’s existing senior secured debt and unsecured notes will be converted to equity.  The specific terms of the debt restructuring are subject to further negotiation with the Company’s creditors and approval of a plan of reorganization in the Chapter 11 Proceeding.

For your convenience, we have included with our responses below the comments set forth in the SEC Letter.

Exhibits 10.9 & 10.10

Comment 1.

We note you have incorporated by reference Exhibits 10.9 and 10.10. Neither filing includes the schedules and exhibits listed in the table of contents of the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please amend your Form 10-K to file the entire credit agreement, including all exhibits and schedules.

Response 1.

Exhibit 10.9 in the Company’s annual report on Form 10-K for the year ending December 31, 2008 incorporates by reference the Credit Agreement, dated November 17, 2006, among the Company, JPMorgan Chase Bank, N.A., as agent and collateral agent, and the other lenders from time to time party thereto (the “Credit Agreement”), that was filed with the SEC as Exhibit 10.11 to the Company’s Current Report on Form 8-K, filed November 21, 2006. The Credit Agreement is the governing document for the Senior Credit Facility.

Additionally, the reference to Exhibit 10.10 in such Form 10-K incorporates by reference a First Amendment to the Credit Agreement, dated March 5, 2007, among the Company, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., incorporated as Exhibit 10.10.1 to the Company’s annual report on Form 10-K for the year ended December 31, 2007, filed February 29, 2008.

Because of the Chapter 11 Proceeding and status of the Credit Agreement and negotiations with our lenders, it is the Company’s desire to complete its negotiations with its lenders and file with the SEC the new credit agreement and documents that will evidence the new senior credit facility upon the Company’s emergence from the Chapter 11 Proceeding. In the unlikely event that the Company and its lenders are not able to finalize a new definitive credit agreement, then upon such determination the Company will promptly file an amendment to the Form 8-K, filed November 21, 2006, and an amendment to the Company’s annual report on Form 10-K for the year ended December 31, 2007 to attach the exhibits and schedules to the Credit Agreement and the First Amendment thereto previously omitted from such SEC filings.

Comment 2.	Further, please confirm that you will file all exhibits in full and include all attachments, schedules and exhibits in future filings.

Response 2.	The Company confirms that it will file all exhibits in full and include attachments, schedules and exhibits in future filings.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its SEC filings, (ii) staff comments or changes to the Company’s disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to any of the Company’s SEC filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that we have addressed your comments.  However, if you have any remaining questions or comments, please contact either Cody Wilbanks at (972) 453-7920, cody.wilbanks@idearc.com or me at (972) 453-7891, tara.mackey@idearc.com.

Thank you again for your promptness, courtesy and cooperation in handling this matter.

Very truly yours,

/s/ Tara D. Mackey

Tara D. Mackey
Vice President — Associate General
Counsel and Assistant Secretary

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